                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15A-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X  Form 40-F ___
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No X
               ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated August 8, 2002, regarding ScottishPower's competitive US energy business, PacifiCorp Power Marketing Inc., entering into an agreement to acquire Aquila Corporation's Katy gas storage assets in Texas for cash consideration of $180 million.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             /s/ Scottish Power plc
                                             ---------------------------
                                             (Registrant)

Date August 8, 2002                      By: /s/ Alan McCulloch
     -----------------                       ---------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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  SCOTTISHPOWER'S PPM ENTERS INTO AN AGREEMENT TO ACQUIRE AQUILA'S TEXAS GAS
                                STORAGE ASSETS

ScottishPower (SPW) announced today that its competitive US energy business, PacifiCorp Power Marketing, Inc. (PPM) has agreed to acquire, in a purchase of assets, Aquila Corp.'s Katy gas storage facility in Texas and four other gas storage development projects for a cash consideration of $180 million. The acquisition is subject to regulatory review under the Hart-Scott-Rodino Act which is expected to be completed within 60 days and other preconditions to closing. The acquisition is expected to be earnings enhancing in the first full year of ownership.

PPM's CEO Terry Hudgens said "the Katy facility is a proven asset with an excellent location in a major gas network hub, a good customer base and long-term contracts for a significant proportion of its capacity. The acquisition is consistent with our previously stated strategic priorities which include the growth of gas storage and hub services in a selective and disciplined way, and complements PPM's existing operations in the Canadian basin enhancing its ability to serve the western market."

The Katy facility, located 20 miles west of Houston, has a working capacity of 21 billion cubic feet (Bcf). Katy currently has 16 Bcf of the 21 Bcf of working gas capacity under firm contract. It has been in operation for more than 10 years, has 14 interconnects to 13 different pipelines and serves gas storage capacity to a diversified customer base throughout the region. PPM's role will be to provide gas storage services for local distribution companies, generators and industrial users, marketers/traders and producers.

In January 2002, a 40 percent interest in the Alberta Hub natural gas storage facility in Alberta was acquired, making a contribution to the first quarter earnings in 2002/03, and is performing well. "Market conditions in the gas business present an opportunity for growth for PPM and hub services provide flexibility for customers," said Hudgens. "By establishing a base of business in Alberta and now in this key basin for stored supply in Texas, PPM will be able to deliver a much-needed product to western customers and deliver value to shareholders".

For further inquiries:

Colin McSeveny            Group Media Relations Manager     0141 636 4515

Andrew Jamieson           Head of Investor Relations        0141 636 4527

Notes to editors:

PPM is ScottishPower's competitive US energy business and its strategic priorities are to; grow its renewable/thermal energy portfolio and gas storage/hub services; and to optimise returns through the integration of assets, trading and commercial activities. In addition to its the gas storage business, the company manages a portfolio of contracts and jointly developed the 484-megwatt Klamath Falls Cogeneration Plant with the City of Klamath Falls, Oregon. PPM also markets the entire output of the 263-megawatt Stateline Wind Energy Center near Walla Walla, Washington.
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ScottishPower serves five million homes and businesses in the western US and across the UK. It provides electricity generation, transmission, distribution and supply services in both countries. The company's US activities extend to coal mining and in the UK, ScottishPower also supplies gas, including gas storage operations.

The primary role of gas storage is to smooth natural gas production between peak and off-peak seasons by providing storage in the summer when demand and prices are low and returning the gas to market in the winter when demand and prices are high. With increased demand for natural gas from the gas-fired electric generation business and increased gas price volatility, PPM has, consistent with its strategy, expanded its gas storage business to optimize opportunities.

Also included in the purchase are opportunities to develop the following sites:

Chaparral - 4.5 Bcf storage project is located in West Texas and is capable of interconnecting with multiple gas pipelines such as PG&E-Texas, Oasis, El Paso, and Transwestern.

Houston Energy Center - 12 Bcf storage project is located north of Houston with the potential to complement and enhance the services available at Katy to serve growing power generation demand.

Ambassador and Pottsville - These two North Texas facilities (currently inactive) together have a total working capacity of 11 Bcf and are situated on the TXU pipeline in North Texas.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, statements relating to long-term stability, earnings enhancement and growth and value to shareholders of the Texas gas storage business.

The reader is cautioned that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. PPM undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors, among others, that could affect PPM's actual future are:

- any regulatory changes (including changes in environmental regulations) that may increase the PPM operating costs or, may require unforeseen capital expenditures.

- future levels of industry supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the PPM has operations; and

- development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.